Exhibit 99.6

MANAGEMENT TEAM

Naoris’ leadership combines the founder who built its core protocol with veteran executives from internet infrastructure, cybersecurity, and global capital markets, alongside an independent board that brings public-company governance and capital-markets experience to the Company.

David Carvalho — President, Chief Executive Officer, Founder and Director

Mr. Carvalho founded Naoris Protocol in 2018 and has served as Chief Executive Officer since September 2021, bringing more than 20 years of cybersecurity experience spanning technical and executive roles.

He previously served as Group CISO of OCS Group UK, a facilities management company with a global workforce of approximately 135,000, where he led cybersecurity transformation across critical infrastructure and government client environments, and as CISO of London City Airport, responsible for cybersecurity across aviation critical infrastructure. He began his career in security engineering and operations roles at AT&T and as an independent consultant.

Mr. Carvalho studied Computer and Telematics Engineering at the University of Aveiro and holds the CISSP credential (ISC², 2016), with graduate coursework in cryptography and hardware security at the University of Maryland and information security and risk management at the University of Washington. He is co-author of peer-reviewed research published in Sensors and Mathematics (MDPI) and holds an Honorary Doctorate in cybersecurity innovation from Universidad Latina de Panamá.

Youssef El Maddarsi — Executive Vice President, Chief Business Officer and Co-Founder

Mr. El Maddarsi is a technology entrepreneur, global business strategist, and international speaker specializing in cybersecurity, artificial intelligence, and digital infrastructure, with more than a decade of experience in global technology strategy, partnerships, and infrastructure development.

He works with governments, enterprises, and strategic partners worldwide to advance next-generation digital security and sovereign infrastructure, and was recognized by EMEA Entrepreneur as the Most Influential Entrepreneur from Morocco in 2025.

Mr. El Maddarsi holds an Honorary Doctorate (Honoris Causa) from Universidad Latina de Panamá and a degree in Global Business Administration, specializing in AI and cybersecurity, from Regent’s University, and has completed executive programs at Wharton, INSEAD, and Duke, along with certifications from Yale, Institut Mines-Télécom Business School, IBM, and École Polytechnique.

Magnus Fyhr — Chief Financial Officer, Secretary and Treasurer

Mr. Fyhr is a finance and capital markets executive with more than 25 years of experience across the maritime, energy, and natural resources sectors.

He also serves as Chief Financial Officer, Head of Business Development, and Advisory Board Member of AlphaOcean, a London-based SaaS maritime fuel optimization platform, a role he has held since May 2019, leading financial planning, budgeting, and the due diligence process that closed the company’s seed funding. From 2022 to 2025, he served as Chief Financial Officer of Big Sky Resources Inc., an ESG-focused natural resources remediation company, where he structured seed financing and managed due diligence for a Regulation CF filing. Earlier in his career, Mr. Fyhr was Managing Director and Senior Equity Research Analyst at H.C. Wainwright & Co., building a leading maritime equity research platform and ranking in the top 9% of 4,306 analysts, and previously held senior roles at Seaport Global/GMP Securities, Clarkson Capital Markets, Aquanaut Capital Management, and Jefferies & Company.

Fyhr holds an M.B.A. in Finance from the University of St. Thomas and a Bachelor of Arts in Accounting & Finance from Houston Christian University.

David Holtzman — Executive Chairman

Mr. Holtzman brings more than 35 years of experience in internet infrastructure and cybersecurity. He served as Chief Technology Officer of Network Solutions, where he managed the Internet’s master root server and oversaw the commercial web’s growth from 500,000 to more than 20 million domain names, and as Chief Scientist of IBM’s Internet Information Group, leading the Cryptolope digital rights management initiative. A former military codebreaker with the U.S. Naval Security Group and the National Security Agency, he is author of Privacy Lost: How Technology Is Endangering Your Privacy.

He has served as Technology Advisor to Ocean Protocol since 2015 and as President of GlobalPOV, LLC since 2000, advising startups and serving as a director of five venture-funded companies, and from 2020 to 2026 served as Acting Chief Technology Officer of Sheqonomi, a global network enabling women to receive cryptocurrency payments for podcast creation.

Mr. Holtzman holds a B.S. in Computer Science from the University of Maryland, Baltimore County and a B.A. in Philosophy from the University of Pittsburgh, with graduate coursework in Computer Science at Johns Hopkins University.

Sumit Chauhan — Chief Technology Officer

Mr. Chauhan is a technology leader with more than 25 years of experience delivering enterprise-grade solutions across product engineering, technical consulting, and solution architecture, with deep domain expertise in blockchain, AI, machine learning, big data, and cloud technologies.

He co-founded an IT company and has built a track record across consulting, research, mentoring, and public speaking, helping organizations of all sizes harness emerging technologies to drive digital transformation and growth.

INDEPENDENT DIRECTORS

Ju Xu — Independent Director

Ms. Xu currently serves as President of Strategy at PowerScape Global, leading initiatives focused on growth, strategic partnerships, market development, and the commercialization and deployment of emerging technologies. She is also a Partner at Enverra Partners, a Washington, D.C.-based investment firm, where she supports capital formation, project fundraising, and strategic investment initiatives, and is a licensed broker-dealer.

Throughout her career, Ms. Xu has advised senior executives at Fortune 500 and publicly listed companies on growth strategy, market entry, and multinational partnerships, and has guided large investment funds in deploying international capital and evaluating cross-border investment opportunities. She has also worked extensively with government entities in the United States and China on cross-border technology initiatives, including technology deployment and government-to-government collaboration programs.

Jay Heller — Independent Director

Mr. Heller currently serves as Chief Executive Officer of K Lab AI and brings more than 25 years of capital markets expertise guiding some of the world’s most innovative companies through the public markets.

He previously served as Head of Capital Markets at Nasdaq from 2012, leading a team that executed more than 3,000 IPOs and listings, and earlier held senior roles at Nasdaq’s Market Intelligence Desk and American Capital Partners. He began his career as an equity trader at Pershing and a market maker at NDB Capital Markets, a subsidiary of Deutsche Bank.

John (Mick) Mulvaney — Independent Director

Mr. Mulvaney is an American politician, political commentator, and former corporate executive who held several high-profile positions within the Trump administration, most notably serving as Acting White House Chief of Staff from 2019 to 2020.

Nominated by President Trump and confirmed in February 2017, he served as Director of the Office of Management and Budget, managing the executive branch’s budget and policy objectives. He represented South Carolina’s 5th Congressional District — becoming the first Republican to hold the seat in 128 years — and co-founded the House Freedom Caucus during his tenure, having previously served in the South Carolina House of Representatives (2007–2009) and State Senate (2009–2010). Since leaving public office, he has worked as a political contributor and commentator for outlets including NewsNation and Sky News Australia, writes columns for The Hill, and co-chairs the global consultancy Actum LLC.

Mr. Mulvaney graduated with honors in International Economics, Commerce, and Finance from Georgetown University in 1989, earned his J.D. from the University of North Carolina at Chapel Hill in 1992, and completed the OPM program at Harvard Business School in 2006.

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